                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 10-SB/A

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                        GLOBAL DIAMOND RESOURCES, INC.
                (Name of Small Business Issuer in its charter)


               Nevada                                    33-0213535
----------------------------------------------    ------------------------
     (STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NO.)



     836 Prospect Street, Suite 2B
         La Jolla, California                               92037
----------------------------------------------    ------------------------
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)


        ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE  (619) 459-1928
                                                        --------------


SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

              TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH
              TO BE SO REGISTERED            EACH CLASS IS TO BE REGISTERED


              None                                       N/A

-----------------------------------       ----------------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         Common Stock, $.001 par value
------------------------------------------------------------------------------
                                (TITLE OF CLASS)

PART I

ITEM 1.  DESCRIPTION OF BUSINESS.


Business Development
--------------------

     Global Diamond Resources, Inc., a Nevada corporation ("Company"), was formed under the laws of the State of Nevada on January 7, 1987 under the name Lohengrin, Inc. for the purpose of conducting an unspecified offering of its securities and then applying the net proceeds towards the acquisition of one or more businesses. In March and April 1987, the Company conducted a public offering of 34,667 shares of its Common Stock pursuant to an offering statement on Form 1-A filed with the Securities and Exchange Commission. In that public offering, the Company sold 24,267 shares at an offering price of $2.88 per share. From April 1987 to March 1988, the Company's operations consisted solely of the investigation of acquisition candidates.

     In March 1988, the Company entered into an Agreement of Merger and Plan of Reorganization ("Western Capital Agreement") pursuant to which it acquired all of the outstanding common shares of capital stock of Western Capital Leasing Corporation, a California corporation engaged in the business of equipment financing. At that time, the Company changed its corporate name to Western Capital Financial Corporation. Pursuant to the Western Capital Agreement, the Company issued to the stockholders of Western Capital Leasing Corporation 91,313 shares of the Common Stock of the Company. Between March 1988 and March 1992, the Company acted as a holding corporation for its wholly-owned subsidiary, Western Capital Leasing Corporation. However, as a result of declining interest rates and an economic recession, Western Capital Leasing Corporation's business became less profitable to the point that in 1992 Western Capital Leasing Corporation discontinued active business operations. Between March 1992 and July 1995, the Company and Western Capital Leasing Corporation were both inactive.

     In July 1995, the Company acquired all of the outstanding shares of common stock of Global Diamond Resources Inc. ("Global Diamond-BC"), a British Columbia corporation. At the time, Global Diamond-BC served as a holding company for its South African operations. Pursuant to a Securities Purchase Agreement and Plan of Reorganization dated July 17, 1995, the Company acquired from the shareholders of Global Diamond-BC all of the issued and outstanding capital shares of that corporation in exchange for the Company's issuance of 4,415,000 shares of Common Stock of the Company (representing 95% of the issued and outstanding shares of the Common Stock after giving effect to the reorganization) and a warrant to purchase 550,000 shares of Common Stock, at Canadian $.75 per share, expiring on December 31, 1997. The terms of the reorganization were the result of arm's-length negotiations between management of the Company and management of Global Diamond-BC. Prior to the consummation of the reorganization, the Company divested itself of its interest in Western Capital Leasing Corporation by selling all of the issued and outstanding shares of the common stock of Western Capital Leasing Corporation to its founder, Weston J. Coolidge, for $1.00. At the time of the divestiture, Western Capital Leasing Corporation was a dormant corporation without assets or operations of any kind. Subsequent to the reorganization, the Company changed its corporate name to Global Diamond Resources, Inc.

     In September 1995, the Company sold in a nonpublic offering 100,000 shares of Common Stock at $2.50 per share. The purchaser was unaffiliated with the Company and the proceeds of the offering were applied towards working capital. During the period August through November of 1996, the Company conducted a public offering of 400,000 shares of its Common Stock at $2.50 per share pursuant to Rule 504 under the Securities Act of 1933. In that offering, the Company sold 400,000 shares of Common Stock for the gross proceeds of $1,000,000. Proceeds from the sale of the shares were applied towards the bulk sampling at the Caerwinning Deposit and working capital.

     In September 1996, the Company entered into an investment banking agreement with Lion Mining Corporation ("Lion Mining"), a mining financial and consulting firm located in London, England. Pursuant to the Agreement, Lion Mining has agreed to provide general investment banking services to the Company, including the provision of its best efforts to provide or arrange for the Company's receipt of $3 million in additional capital. In exchange for its services, the Company has agreed to provide Lion Mining (i) common stock purchase warrants to purchase 100,000 shares of Common Stock at $2.50 exercisable through December 31, 2000; (ii) subject to the Company's receipt of $3 million in additional funds through the efforts of Lion Mining, 1,000,000 shares of Common Stock and common stock purchase warrants to purchase 900,000 shares of Common Stock exercisable through December 31, 2000 at exercise prices of $.75 per share (for 300,000 shares) and $3.00 per share (for 600,000 shares). The Company has also agreed to pay Lion Mining a monthly fee of $6,000 for 24 months commencing October 1, 1996 and appoint to its board of directors one person designated by Lion Mining. Mr. Colin Bird, Chief Operating Officer and a director of Lion Mining, has been appointed to, and presently serves on, the Company's Board of Directors pursuant to Lion Mining's right of appointment.

     Unless the context otherwise requires, all references to the Company include its wholly-owned subsidiaries, Global Diamond Resources Inc., a British Columbia corporation, Global Diamond Resources (SA) (Pty) Limited, a South African corporation, and P.D.J. Mining (Pty) Limited, a South African corporation. The Company's executive offices are located at 836 Prospect Street, Suite 2B, La Jolla, California 92037; Telephone (619) 459-1928.

Business of the Issuer
----------------------

     GENERAL

     The Company was recently organized to engage in diamond exploration and mining and has exercised an option to acquire one mining property, acquired an option to purchase a second mining property and has acquired a 50% partnership interest in a third property, all of which are located in the Republic of South Africa. The Company's current mine projects include:

     The Caerwinning Deposit. The property is an alluvial deposit downstream of the confluence of the Vaal and Harts Rivers in the Griqualand West area of the Northern Cape Province. The property is estimated to include 38.3 million tonnes of in situ diamondiferous gravel. During the period February 1989 to October 1994, 3,685 carats of high quality large gemstones with an average value of $488 per carat were recovered from this property. The Company has exercised an option to acquire the Caerwinning Deposit in June 1996 and completed a bulk sample in September 1996 in which it recovered 60 diamonds with a combined weight of 111.05 carats and a value of $642 per carat. The Company intends to commence full scale mining operations at the Caerwinning Deposit in the first quarter of 1997 subject to the receipt of additional capital. See "Item 2. Management's Discussion and Analysis or Plan of Operations."

     The Montrose Kimberlite Pipe. The property is located 30 kilometers east of Pretoria in the Gauteng Province, and is part of the Pretoria Group geological formation which includes the Premier Diamond Mine. Geological testing and drilling evidences a diamondiferous kimberlite pipe with a surface dimension of 4.25 hectares and a depth of 400 meters, which indicates a geological resource in excess of 9 million tonnes. The Company has acquired an option to purchase the Montrose Pipe which expires on October 10, 1997 and intends to commence bulk sampling at the site in the first quarter of 1997 subject to the receipt of additional capital. See "Item 2. Management's Discussion and Analysis or Plan of Operations."

     The Grasdrif Deposit. The property is an alluvial deposit on the inner bank of the Orange River in the Northern Cape Province. Based on previous exploration, the deposit is estimated to contain 54 million tonnes of in situ diamondiferous gravel. Between 1973 and 1984, a previous producer recovered in excess of 700,000 carats of high quality large gemstones from some 19 million tonnes of gravel from properties in the area. The Company owns the rights to this property in partnership with the local surface right holders. The Company intends to commence site establishment, including the development of roads, power, housing and water at the Grasdrif Deposit, in the first quarter of 1997 subject to the receipt of additional capital. See "Item 2. Management's Discussion and Analysis or Plan of Operations." Mining operations are expected to commence in the second half of 1997.

     The Company believes that historical mining data and the results of past prospecting at its three mining properties to date suggest significant reserves exist throughout the mine properties. However, drilling at any of the three mines has not been conducted for the purpose of establishing proven reserves. Any estimate of reserves is necessarily imprecise and would depend on statistical inferences drawn from limited drilling which can prove unreliable. Consequently, the Company is unable to estimate with any degree of assurance the amount of reserves at any of its mine properties.

     The Company intends to conduct exploration and acquisitions of additional diamond pipes and alluvial deposits and is continuously evaluating potential property acquisitions.

     Unless the context otherwise requires, all references to the Company include its subsidiaries: Global Diamond Resources Inc. ("Global Diamond-BC"), a British Columbia corporation that is wholly-owned by the Company; Global Diamond Resources (SA) (Pty) Limited, a South African corporation wholly-owned by the Company; and P.D.J. Mining (Pty) Limited, a South African corporation wholly-owned by Global Diamond-BC.

     Certain mining and geological terms used below are defined in the section "Glossary," below. The Company has entered into certain financial commitments payable in Rand, the unit of currency of the Republic of South Africa. All Rand based amounts are designated by the symbol R. As of October 22, 1996, the Rand-Dollar exchange rate was 4.57 Rand to 1 U.S. Dollar.

     DIAMOND MINING - GENERALLY

     Diamonds are chemically inert crystals formed by the subjection of carbon to extraordinary heat and pressure. Diamonds are believed to have been formed more than 90 million years ago at a depth of 400 km below the surface of the earth and then transported to the earth's surface by the movement of molten rock. The solidified rock is known as kimberlite pipes or fissures, and it is from these kimberlite pipes or fissures that diamonds are generally mined. Some of the pipes and fissures have eroded over time, and the diamonds once contained in such formations have been transported and deposited in ancient or existing river beds, seas and beaches. The Company's present projects include the mining of kimberlite pipes and alluvial deposits.

     Diamond exploration typically begins with surface sampling and magnetic surveys for purposes of locating kimberlite or geographical anomalies which may indicate the presence of kimberlite. In the event a pipe is located, follow-up prospecting, trenching or drilling is conducted to determine if it is diamondiferous. If the pipe is determined to be diamondiferous, bulk sampling is conducted to evaluate the grade of the prospect and, thereby, establish proven or probable reserves. The exploration and evaluation of an alluvial diamond deposit is typically more complex and less conclusive because of scarce and irregular distribution of diamonds.

     Kimberlite pipes are mined through a combination of open pit excavation and underground mining. The mining of a kimberlite pipe typically commences with an open pit mine to a shallow depth, generally 30 meters. Initially, a mining zone is designed and then dozers are used to remove the topsoil which is set aside for reclamation. Dozers are then employed to excavate an open pit. As the mining operations expand, the open pit is enlarged by digging benches into the pit wall. Since kimberlite pipes are relatively narrow bodies, it becomes impractical at a certain depth, approximately 30 to 50 meters, to continue mining operations through open pit excavation. At this point, shafts are sunk away from and parallel to the ore body, and from these shafts adits to the ore body are developed at various levels. The kimberlite ore is hoisted to the surface and hauled to a recovery plant by front-end loaders and trucks.

     MINING OPERATIONS

     The Company intends to construct at each mining prospect a state-of-the-art recovery plant for purposes of processing ore. Each recovery plant will consist of a wash plant and associated screens, tables and separators that will employ water, agitation, gravity and centrifugal force to separate the heavier diamondiferous material from the lighter gravel. In the case of ore from a kimberlite pipe, the ore will be delivered to the plant in large chunks and those chunks will initially be subjected to a primary crusher that will mill the ore into smaller blocks five inches thick. In the case of ore from an alluvial deposit, the ore is initially passed over a grizzly that catches and rejects all rocks six inches or greater in size. From this point, the recovery process is virtually the same in the case of pipe or alluvial ore. The ore passes on a covered conveyor belt through a Sortex machine. The Sortex machine beams an X-Ray over the ore, which will cause any freed diamonds to fluoresce. When a light detector identifies the fluorescent diamonds, the Sortex machine sends a blast of air to knock the diamond off the conveyor belt and into a secured recovery chamber.

     The ore is then sent to a crusher that will mill the ore to a size of one and one-half inches in diameter. At this point water will be introduced, turning the ore into a slurry. The slurry passes through a dense medium separation process through which gravity and centrifugal force are used to separate the heavier diamondiferous ore from the lighter gravel. The diamondiferous ore is sent through a second Sortex machine and the lighter gravels are sent to a tailing pile. From the second Sortex machine, the slurry is run over a grease table. Because water does not adhere to or "wet" diamonds, any freed diamonds will stick to the grease table whereas the remainder of the slurry will slide over the grease. The ore from the grease table is sent through a ball mill and the ore is reduced to pulp. The ore from the ball mill is sifted through small mesh screens to recover any remaining diamonds, and the residue is sent to the tailing pile.

     The Company intends to sell its diamonds directly to private diamond dealers and manufacturers. There are no formal rules by which the price of diamonds are determined. Sale prices are usually set by the diamond's weight, color and clarity, and the evaluation process is generally subjective. The Company expects that its sale of diamonds will be transacted in U.S. dollars on a cash basis. The Company has engaged Weir International Limited ("Weir") to market the Company's diamond production. In exchange for Weir's services, the Company shall pay Weir five percent (5%) of the gross amount of all diamond sales. Weir is a stockholder of the Company and certain members of management, including the Company's Chief Executive Officer, have a beneficial interest in Weir. See "Item 7. Certain Relationships and Related Transactions."

     THE CAERWINNING DEPOSIT

     Property Rights. The Company has acquired the exclusive rights to conduct mining operations at the Caerwinning Deposit, a 2,333 hectare alluvial deposit located in the Northern Cape Province. The Caerwinning Deposit lies on "alienated State land" pursuant to the Precious Stones Act of 1964 and, therefore, the Republic of South Africa owns all rights to the precious stones on the property. In 1978, Lama Minerals CC acquired from the Minister of Mines the necessary approvals to mine the surface and subsurface of the deposit. In June 1996, the Company acquired the mineral lease to the alluvial deposit from Lama Minerals CC for R1.14 million.

     Pursuant to the mineral lease, the Company has the perpetual right to mine the Caerwinning Deposit, subject to Lama Minerals CC's right to terminate the mineral lease based on the Company's default thereunder. The Company's principal obligations to Lama Minerals CC under the lease are to comply with all South African mining regulations, restore disturbed land to the satisfaction of Lama Minerals CC and to compensate Lama Minerals CC for lost farming profits to the extent any mining operations disturb cultivated land.

     The Company's acquisition of the mineral lease is subject to government approval which is expected by January 1997. The Company believes that as a condition to the governmental approval it will be required to pay the government between 2.5% to 5% of the gross selling price of the monthly production from the deposit.

     Geography. The Caerwinning Deposit is situated in the Griqualand area of the Northern Cape province, approximately 70 kilometers west of Kimberley. It borders to the east along the Vaal River, approximately 20 kilometers downstream of the confluence of the Vaal and Hart Rivers. Ingress to and egress from the Caerwinning property is available by way of public paved and gravel roads. The property is serviced by the state electric utility.

     Geology. The gravels of the Caerwinning Deposit are underlain by quartzite and shale of the Schmidtsdrift formation of the Transvaal Sequence, as well as carboniferous shale and tillite of the Dwyka Formation of the Karoo Sequence. Rock types of both sequences found on the deposit are horizontally or near horizontally bedded, and are not conducive to pothole formation. Outcrops of rocks of the Transvaal Sequence occur along the western and southern boundaries of the deposit. Rock types belonging to the Dwyka formation do not outcrop and were only found in boreholes and excavations.

     The gravels occur in three distinct terraces of which the oldest is the furthest removed from the present river bed. Secondary calcification is rather extensive in the oldest terraces but negligible in the later and recent deposits. The gravels mainly consist of cobble and pebble sized casts in a sandy matrix. Boulder sized particles are extremely rare except where local tributaries have introduced large more or less angular boulders into the mainstream deposits.

     Reserves. Based on past exploration drilling and bulk sampling and recent mining activities, the Company believes that the Caerwinning Deposit has 38.3 million tonnes of in situ diamondiferous gravel.

     Historical Production. The Caerwinning Deposit has been mined sporadically since 1969. Over the years, various producers have recovered 4,539 carats.
Over the last six years, the most recent contractor, Mr. Pieter van Wyk, recovered 3,685 carats from 344,400 tonnes of ore, for an average grade of 1.07 carats per 100 tonnes. A review of available production records indicates that 90 to 95% of the diamonds recovered were of gem quality, and that the overall price during the last six years of production was $488 per carat. Mr. van Wyk has served as Chief Consulting Geologist for the Company since July 1994.

     Mining Plan. The Company intends to commence production at the Caerwinning Deposit in the first quarter of 1997 subject to the receipt of additional capital. See "Item 2. Management's Discussion and Analysis or Plan of Operations." The Company intends to conduct directly all mining and recovery activities at the Caerwinning Deposit. However, in the event the Company encounters calcified deposits that require blasting, it intends to engage contractors for this purpose.

     THE MONTROSE KIMBERLITE PIPE

     Property Rights. The Company has acquired exclusive prospecting rights and an option to purchase a farm in the Gauteng Province, which includes a mining prospect known as the Montrose No. 3 (referred to herein as the "Montrose Pipe"). Pursuant to a Notarial Prospecting Contract between Maria Anna Gobey and Global Diamond Resources (SA) (Pty) Limited, the Company has acquired the exclusive rights to prospect on the property until October 11, 1997 in consideration of the Company's payment of R54,000 and 10% of the value of all minerals recovered by the Company during the prospecting period. The Company also has the exclusive option until October 10, 1997 to purchase the farm for R2.5 million.

     Geography. The Montrose Pipe lies 500 meters north of Rayton and 30 km east of Pretoria in the Gauteng Province. The area forms part of the temperate eastern plateau and has an average elevation of 1,500 meters, with warm summers and cool winters. Annual rainfall during the summer months averages 785 millimeters and year-round mining is undertaken in the vicinity.

     The region is accessible by the N4 Freeway and the Transnet Railway. Ingress to and egress from the Montrose property is available by way of public paved and gravel roads. The property is serviced by the state electric utility and water for mining purposes is available by pipeline from the Bronkhorstspruit Dam, 20 kilometers to the east.

     Geology. The area of the Montrose Pipe is part of the Rayton Formation, Pretoria Group. The area is underlain by a north-east succession of quartzite, shale and subgraywacke of Precambrian time, and overlain by sandstone and sandstone-shale The Pretoria Group has been intruded by a number of kimberlite pipes and to a lesser extent by kimberlite fissures, the latter striking mainly east-west. A total of ten kimberlite bodies are known to exist around Rayton, six of which, the Montrose No.1, Montrose No.2, Montrose No. 3, Schuller-Kaalfontein, National and Annex, have been prospected and exploited to a limited extent.

     In November 1994, Geo Hydro Technologies ("Geo Hydro"), an independent geological engineering firm located in Pretoria, was commissioned by the Company to conduct a geophysical survey of the Montrose Pipe for purposes of detecting and delineating the kimberlite pipe. Geo Hydro's written report stated that it was able to map the position of the kimberlite through electromagnetic profiling. Geo Hydro estimated that the kimberlite had a surface dimension of 4.25 hectares based on electromagnetic profiling; however, the magnetic profiling suggested the presence of a fissure on the southeastern boundary of the kimberlite, which, if present, would reduce the surface area of the pipe to a minimum size of 1.25 hectares with the remaining area comprising fissure material.

     Reserves. Drilling to date together with surface sampling and geological mapping indicate a kimberlite resource with a surface area of 4.25 hectares and a depth of at least 50 meters. For purpose of estimating the total ore body, the Company has assumed the pipe has a depth of at least 400 meters based on the results of the drilling program interpreted by Steffen, Robertson & Kirsten. Based on a depth of 400 meters and a surface area of 4.25 hectares, the Company estimates that the pipe contains in excess of 9 million tonnes of ore.

     Historical Production. In the early part of this century a prospecting shaft was sunk alongside the Montrose Pipe to a depth of 30 meters and two exploratory adits excavated, one at nine meters and the other at 30 meters. While production records are incomplete, it is known that surface and shallow underground mining of the Montrose Pipe produced 6,952 carats between 1910 and 1925. During this period average recovery grades varied from 3.19 carats per 100 tonnes from surface material to 15.08 carats per 100 tonnes from underground ore. In 1989, an unaffiliated mining company acquired prospecting rights to the Montrose Pipe and between April and July 1990 the company recovered 24.52 carats from 367 tonnes of surface ore, which were sold for $123 per carat.

     Mining Plan. The Company intends to commence a bulk sampling program at the Montrose Pipe in the first quarter of 1997 subject to the receipt of additional capital. See "Item 2. Management's Discussion and Analysis or Plan of Operations." Following successful results from the proposed bulk sampling program, the Company will conduct open pit mining to a depth of 30 meters.
While final pit design will depend on exploration results, the Company presently plans to excavate 10 meter benches at a pit slope angle of 55 degrees. Based on a surface area of 4.25 hectares, the Company estimates that open pit mining will result in the recovery of 1.06 million tonnes of ore and an estimated life of the open pit of 1.77 years. Based on the high estimated capital cost of open pit mining at the Montrose Pipe, the Company intends to engage mine operators on a contract basis in order to take advantage of the economies offered by a larger mine operator.

     The Company will commence underground mining activity upon the completion of open-pit mining. During the initial phase of underground mining, the existing shaft will be refurbished and enlarged to a depth of 100 meters. A second shaft for ventilation purposes will be developed to a depth of 100 meters. Next, the Company intends to excavate adits at the 33 meter level in order to carry out bulk sampling. The Company presently estimates that R13 million in capital expenditures and two years of development will be required in order to commence underground mining operations.

     THE GRASDRIF DEPOSIT

     Property Rights. The Company has entered into a joint venture for purposes of mining the Grasdrif Deposit, an alluvial diamond deposit located on the inner bank of the Orange River in the Northern Cape Province. The deposit is currently held by promoters of a South African corporation to be formed under the name Nabas Holdings (Pty) Limited ("Nabas Holdings"). The promoters of Nabas Holdings have acquired exclusive rights to prospect the deposit from appropriate governmental agencies.

     Pursuant to a Shareholder Agreement, dated March 24, 1995, between Global Diamond Resources (SA) (Pty) Limited and the promoters of Nabas Holdings, the parties have formed a South African corporation, Nabas Diamonds (Pty) Limited ("Nabas Diamonds"), owned 50/50 by the parties. The Company will contribute R3 million to Nabas Diamonds and Nabas Holdings will assign the mining rights to the Grasdrif Deposit. Thereafter, each party will contribute additional capital to Nabas Diamonds in equal amounts as required by the Company. In the event either party fails to make a required capital contribution, the other party may make the contribution in return for a proportional interest in its percentage ownership of Nabas Diamonds. The Company and Nabas Holdings will appoint three directors and two directors, respectively, to the board of Nabas Diamonds. The parties have granted each other the right of first refusal to purchase each other's interest in Nabas Diamonds.

     Allocations and distributions of the income of Nabas Diamonds will be made to Nabas Holdings and the Company based on their percentage ownership of Nabas Diamonds. Initially, all allocations and distributions shall be 50/50, however, in the event one party fails to make a required capital contribution, the other party's percentage ownership in Nabas Diamonds shall increase proportionately.

     Geology. The Grasdrif Deposit is an alluvial gravel deposit situated on a bedrock of Dwyka Tillites. The gravels of the Grasdrif Deposit have been preserved in three distinct elevations, all of which seem to have been deposited on the inner bank of the paleo and present Orange River. The upper terrace (elevation 215 meters above sea level) seems to have been deposited as a point bar of a channel incising to the west, while all other terraces are associated with a gradual migration of channels towards its present situation in the east.

     Ingress to and egress from the Grasdrif Deposit is available by way of public paved and gravel roads. At the present time, power is supplied to the property by Company-owned generators. Prior to commencement of full scale mining, the Company intends to connect the Grasdif Deposit to the state electric utility.

     Reserves. Based on previous exploration activity by Namex (Pty) Limited ("Namex"), a South African mining company, the Company estimates that the deposit contains approximately 54 million tonnes of in situ diamondiferous gravel. The management of Namex at the time of such production included several individuals who presently serve as senior management of the Company, including Johann de Villiers.

     Historical Production. The Grasdrif Deposit was prospected for the first time by Namex. Between 1973 and 1984, Namex produced 706,607 carats from 19,613,759 tonnes of ore, for an average grade of 3.6 carats per 100 tonnes from properties in the area.

     Mining Plan. The Company intends to commence site establishment, including the development of roads, power, housing and water at the Grasdrif Deposit, in the first quarter of 1997 subject to the receipt of additional capital. See "Item 2. Management's Discussion and Analysis or Plan of Operations." Mining operations are expected to commence in the second half of 1997. The Company intends to conduct all mining and recovery activities directly. However, in the event the Company encounters calcified deposits that require blasting, it intends to engage contractors for this purpose. The Company estimates that Nabas Diamonds will incur up to R9.5 million in expenses in developing and mining the

Grasdrif Deposit before it will commence the recovery of diamonds. While Nabas Holdings has the right to contribute fifty percent (50%) of the required capital in excess of the Company's initial R3 million capital contribution, the Company assumes that Nabas Holdings will be unable to meet additional capital contributions and the Company will be required to fund all costs until the commencement of diamond recovery.

COMPETITION

     The diamond mining industry is intensely competitive. The principle areas of competition are the exploration and acquisition of mineral properties. A large number of companies are engaged in the exploration and development of diamond properties, many of which have substantially greater technical and financial resources than the Company. Competition among the members of the diamond mining industry also affect the marketing of the diamonds produced by the members, including the price of cut and uncut diamonds.

REGULATION

     The Company's mining and milling operations in the Republic of South Africa and elsewhere are subject to various government regulations governing the protection of the environment, prospecting, production, labor standards and mine safety. Failure to comply with applicable laws and regulations may result in orders being issued that may cause operations to cease or be curtailed, require the installation of additional equipment and possibly the loss of mining rights. Existing and future legislation and regulations could also cause restrictions and delays in the development of the Company's properties and additional expense and capital expenditures. The Company believes it is in substantial compliance with all material laws and regulations applicable to it and its operations.

     The Company's mining operations are also subject to governmental regulations regarding environmental considerations, including regulations relating to air quality standards, pollution of stream and fresh water sources and reclamation. The Company may be required to prepare and present to governmental authorities data pertaining to the effect or impact that any proposed exploration or mining may have upon the environment. As well, the Company will be responsible for reclamation costs. Reclamation requirements may vary depending on the location and the nature of the mining operations, however, they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterioius effluents and to re-establish to some degree predisturbance landforms and vegetation. The environmental regulations of the Republic of South Africa are not considered by the Company to be as stringent as the environmental laws adopted in the U.S., and the Company does not consider the existing environmental regulations in the Republic of South Africa to represent a material cost or burden on the Company's proposed mining operations. However, future legislation may significantly emphasize the protection of the environment and, as a consequence, more closely regulate the Company's mining operations. Any such legislation, as well as future interpretation of existing laws, may require substantial increases in equipment and operating costs to the Company and delays, interruptions, or a termination of operations, the extent of which cannot be predicted.

     Mining rights in the Republic of South Africa are governed by the Minerals Act No. 50 of 1991. Pursuant to the Minerals Act, the right to prospect or mine is dealt with in terms of the common law, which entitles the holder of the right to the minerals on his land to prospect and mine. This common law right is, however, made subject to the provisions of the Minerals Act, which state that no common law right to prospect or mine minerals may be exercised unless the prescribed statutory authorization has been obtained in the form of a permit to prospect or an authorization to mine. A prerequisite for the granting of the authorization is that the applicant must be the holder of the common law right to the minerals. Pursuant to assignments from the holders of the common law mineral rights, the Company has obtained government authorization to prospect the Grasdrif Deposit and the Montrose Kimberlite Pipe and government authorization to prospect and mine the Caerwinning Deposit. The Company expects to acquire the common law mineral rights and direct government authorization to prospect and mine the Caerwinning Deposit by January 1997. The Company believes it will be granted the necessary authorization to mine the Grasdrif Deposit and the Montrose Kimberlite Pipe in a timely manner.

EMPLOYEES

     The Company employs 37 persons, including three management level employees in the U.S. and four managers and 30 laborers in the Republic of South Africa. None of the Company's employees are unionized or otherwise subject to a collective bargaining agreement and the Company believes that its relationship with its employees is excellent.

GLOSSARY

     Set forth below are definitions of certain mining and geological terms used in this Registration Statement.

Adit                              A horizontal tunnel from a shaft to a
----                              kimberlite pipe through which the pipe is
                                  mined and the ore is excavated.

Alluvial Deposit                  A deposit of alluvium (deposits made by
----------------                  water) made by a stream where it runs out onto
                                  a level plain or meets a slower stream.

Bedrock                           The solid rock underlying mineral-bearing
-------                           gravel, sand, clay, etc.  and upon which
                                  alluvial diamond rests.

Bench Cuts                        The excavation of a flat bench or dirt on a
----------                        slope to stabilize the slope or to remove
                                  material of value in open pit mining.

Bulk Sampling                     Acquiring a large (often several thousand
-------------                     tons) sample of rock obtained by mining,
                                  excavation, digging or drilling large diameter holes. Bulk sampling is necessary to determine the grade and value of diamonds contained in a property.

Carat                             A small unit of weight for precious stones
-----                             equal to 200 milligrams or 0.2 grams.

Diamondiferous                    Containing diamonds.
--------------

Geophysical Surveys               Measuring and recording any geophysical
-------------------               properties over a specific area, e.g.,
                                  gravity, magnetics, electrical conductivity, acoustical velocities, etc., utilizing instruments on land, water or airborne.

Grade                             The number of carats (weight) in a physical
-----                             unit of ore, normally in carats per 100
                                  tonnes.

Gravel                            A comprehensive term applied to the water-worn
------                            mass of broken down rocks making up an
                                  alluvial. Alluvial gravels are sometimes arbitrarily described in terms of size as "pebble" gravel, "cobble" gravel or "boulder" gravel.

Hectare                           Unit of measurement of surface area.  One
-------                           hectare approximates 2.47 acres.

Kimberlite                        One of two primary types of diamond-bearing
----------                        rock and the most common, often characterized
                                  by a carrot-shaped structure referred to as a kimberlite "pipe."

Magnetic Surveys                  Measuring the magnetic variations in the
----------------                  Earth's crustal rocks over a specified area by
                                  installing a magnetometer within, or by towing a magnetometer behind an aircraft and recording the variation in the Earth's magnetic field. Useful in detecting kimberlite and ilmenite bodies due to the presence of magnetite in kimberlite.

Minerology                        The science dealing with inorganic, solid,
----------                        homogeneous crystalline, chemical elements or
                                  compounds (minerals), their crystallography, physical and chemical properties, classifications and distinguishing characteristics.

Mining                            The making of any excavation for the purpose
------                            of recovering diamonds in commercial
                                  quantities. Of primary importance in the Republic of South Africa where mining laws draw a distinction between "mining" and "prospecting." See "Prospecting."

Ore                               A mineral deposit containing one or more
---                               metals that can be mined or treated
                                  commercially. See"Reserves."

Petrology                         The science that deals with the origin,
---------                         history, occurrence, structure, chemical and
                                  mineralogical composition and classification of rocks.

Probable Reserves                 Reserves for which quantity and grade and/or
-----------------                 quality are computed from information similar
                                  to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. See "Reserves" and "Proven Reserves."

Prospecting                       Searching for diamonds by any means and the
-----------                       recovery of diamonds through searching, but
                                  does not include "mining" (i.e., excavation for purposes of recovering diamonds in commercial amounts). See "Mining."

Proven Reserves                   Reserves for which (a) quantity is computed
---------------                   from dimensions revealed in outcrops,
                                  trenches, workings or drill holes, grades and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. See "Reserves" and "Probable
                                  Reserves."

Reserves                          That part of a mineral deposit that can be
--------                          economically and legally extracted or produced
                                  at the time of the reserve determination.
                                  Reserves are customarily stated in terms of "ore" when dealing with diamonds and other metalliferous minerals.

Tailings                          The washed material that issues from a
--------                          recovery plant after the concentrate has been
                                  removed.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company is engaged in diamond exploration and mining. The Company has exercised an option to acquire one mining property (the Caerwinning Deposit), acquired an option to purchase a second mining property (the Montrose Kimberlite
Pipe) and has acquired a 50% partnership interest in the third property (the Grasdrif Deposit), all of which are located in the Republic of South Africa.
The Company intends to conduct exploration and acquisitions of additional diamond pipes and alluvial deposits and is continuously evaluating potential property acquisitions. See "Item 2. Description of Business" for a further description of the Company's mining properties.

     The Company has entered into certain financial commitments payable in Rand, the unit of currency of the Republic of South Africa. All Rand based amounts are designated by the symbol R. As of October 22, 1996, the Rand-Dollar exchange rate was 4.57 Rand to 1 U.S. Dollar.

     To date, the Company's activities have included the investigation and acquisition of mining property interests and limited exploratory work. The Company has financed its activities to date through the sale of shares of its Common Stock. See "Item 4, Part II - Recent Sales of Unregistered Securities" for a description of the Company's sale of shares of its Common Stock over the last three years. The Company believes that it requires a minimum of $2.5 million of additional capital in order to achieve a meaningful level of revenue producing operations. In September 1996, the Company entered into an investment banking agreement with Lion Mining Corporation ("Lion Mining"), a mining financial and consulting firm located in London, England. Pursuant to the agreement, Lion Mining has agreed to provide general investment banking services to the Company, including the provision of its best efforts to provide or arrange for the Company's receipt of additional capital. Please see "Item 1. Description of Business - Business Development" for a complete description of the terms of the Company's agreement with Lion Mining. As of the date of this registration statement, the Company is engaged in the pursuit of an additional $4.5 million of capital, the proceeds of which will be used to complete exploration activities and commence production, as described below. However, there are no firm commitments or agreements on the part of any party at this time to provide any additional capital to the Company and there can be no assurance that the Company will be able to obtain sufficient additional capital in order to attain a meaningful level of operations. If the Company is unable to raise additional capital, the Company may not be able to commence revenue producing operations or finance the exercise of certain options to acquire mining properties prior to their termination. See "Item 1. Description of Business - Business of the Issuer."

     The Company's plan of operations for the next 12 months include the completion of exploratory work and the commencement of production at all three of its present mining properties, subject to the receipt of additional financing. The Company intends to undertake the following activities at each of its three properties, in the following order of priority. The Company intends to commence production at the Caerwinning Deposit, subject to its receipt of an additional $2.5 million of capital to be applied towards this purpose. The Company intends to commence a bulk sampling program at the Montrose Pipe subject to its receipt of an additional $500,000 in capital to be applied towards this purpose. Following successful results from the proposed bulk sampling program, the Company intends to conduct open pit mining to a depth of 30 meters which would be followed by underground mining activity. The Company estimates that it will require R13 million ($2,844,639 as of October 22, 1996) in capital expenditures and 2 years of development in order to commence underground mining operations at the Montrose Pipe. Subject to the Company's receipt of an additional $1 million in capital to be applied towards such purpose, the Company intends to conduct site establishment at the Grasdrif Deposit, including the development of roads, power, housing and water. The Company believes that site establishment will take approximately 6 months, after which the Company would propose to commence production at the

Grasdrif Deposit. The Company expects to incur R9.5 million ($2,078,775 as of October 22, 1996) in expenses for the development and mining of Grasdrif Deposit before it will commence the recovery of diamonds.

     In addition to the foregoing requirements, the Company will require additional capital to finance the cost of development of its three mining properties from banks and others or from the sale of equity securities. Because the likelihood of discovery of an economically recoverable deposit and the amount of funds required to finance the development of any particular project cannot be predicted, it is impracticable to estimate the Company's requirements for additional financing for development purposes at this time. Any such additional financing might involve a pledge or mortgage of the Company's properties and of any production therefrom. There is, of course, no assurance that satisfactory financing could be obtained therefor. In addition to borrowings to finance individual development projects, the Company may also borrow funds from time to time for working capital and other general corporate purposes.


ITEM 3.   DESCRIPTION OF PROPERTY.

     The Company's executive offices are located in La Jolla, California and consist of approximately 485 square feet of leased premises. The Company's lease for these premises expires on March 31, 1999 and provides for monthly rent of $1,050. See "Item 2. Business and Properties - The Caerwinning Deposit; The Montrose Kimberlite Pipe; and The Grasdrif Deposit" for a description of the Company's mining properties.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of October 22, 1996 by (i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group.

     NAME AND ADDRESS                  NUMBER OF SHARES      PERCENTAGE OWNED
                                      -----------------      ----------------
Johann de Villiers Family              1,200,000                 18.4%
 Trust(1)(2)
Mervyn McCulloch(1)(3)                   250,000                  4.4%
Kenneth MacLeod(1)                           -0-                    -
John Tyson(1)                             46,960                   (4)
Hans Smith(1)                             25,000                   (4)
Charles MacDonald(1)                         -0-                    -
Colin Bird(1)(5)                             -0-                    -

     NAME AND ADDRESS                  NUMBER OF SHARES      PERCENTAGE OWNED
                                      -----------------      ----------------
Goddard Trustees (Jersey) Limited        467,000                  8.6%
P.O. Box 344, Osprey House
5 Old Street, St. Helier
Jersey, JE4 8U2 Channel Islands
Weir International Limited(6)            723,323                 12.3%
Pasca Estates, Road Town
Tortola, British Virgin Islands
All officers and directors             1,521,960                 22.5%
as a group(2)(3)

------------------------------------------

(1)  Address is 836 Prospect, Suite 2B, La Jolla, California  92037.

(2) Includes 1,100,000 shares of Common Stock underlying immediately exercisable options held by Mr. de Villiers. See "Item 6. Management Compensation." Does not include Mr. de Villiers beneficial interest in any shares of Common Stock held by Weir International Limited, a British Virgin Islands corporation wholly-owned by a discretionary trust established for the benefit of Mr. de Villiers and his family. Pursuant to the terms of the trust agreement, Mr. de Villiers has no legal voting or dispositive control over the shares of Common Stock held by Weir International Limited.

(3) Represents 250,000 shares of Common Stock underlying immediately exercisable options held by Mr. McCulloch. See "Item 6. Management Compensation."

(4)  Less than one percent.

(5) Does not include securities of the Company held by Lion Mining Corp., of which Mr. Bird is an officer and a director.

(6) Includes 449,000 shares of Common Stock underlying immediately exercisable warrants held by Weir International Limited. The Company's Chief Executive Officer, Mr. Johann de Villiers, has a beneficial interest in Weir.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers
--------------------------------

     Set forth below are the directors and officers of the Company and its South African subsidiaries, Global Diamond Resources (SA)(Pty) Limited and P.D.J. Mining (Pty) Limited (collectively "SA-Group"). Unless otherwise indicated, each person holds the stated positions with all companies.

         Name            Age                Position
         ----            ---                --------

Johann de Villiers        43               Chairman of the Board and Chief
                                           Executive Officer

Mervyn McCulloch          52           Chief Financial Officer
                                       Secretary of the Company

Kenneth MacLeod           45           Director

John Tyson                49           Director of the Company

Hans Smith                55           Director of the Company

Charles MacDonald         42           Director of the Company

Andries Janzen            53           Managing Director of SA-Group

Colin Bird                52           Director of the Company

Pierre de Jager           50           Financial Director of SA-Group

Pieter van Wyk            46           Chief Consulting Geologist of SA-Group

Anthony de la Harpe       51           Director of SA-Group


     Mr. de Villiers founded the business of the Company in 1993 and has served as Chairman and Chief Executive Officer since inception. From 1984 to 1990, Mr. de Villiers served as Chief Executive Officer of Kensington Finance Corp., an options trading firm and member of the American Stock Exchange. From 1990 to 1994, Mr. de Villiers acted as investment advisor to the Monitrend Gold Mutual Fund. From 1976 to 1984, Mr. de Villiers was the managing director of the Octha Group, a South Africa based international diamond mining, polishing and trading company.

     Mr. McCulloch has served as Chief Financial Officer and Secretary of the Company since March 1995. Mr. McCulloch is a Certified Public Accountant and was a partner of Deloitte, Haskins & Sells in South Africa from 1972 to 1984 and a partner in Deloitte & Touche in the United States from 1985 to 1990. From 1990 to 1995, Mr. McCulloch was Executive Vice President and Chief Financial Officer of Armor All Products Corporation, a NASDAQ/NMS public corporation located in California.

     Mr. MacLeod has served as a director of the Company since its inception in 1993 and has served as a director of Global Diamond-SA since January 1995. In September 1995, Mr. MacLeod was appointed President of International Panorama Resource Corp., a British Columbia mining corporation that has its shares listed on the Vancouver Stock Exchange. Mr. MacLeod served as Vice President of International Panorama Resource Corp. from 1994 to September 1995. From 1983 to 1993, Mr. MacLeod served as President of Canadian & Overseas Management Corp., a financial and management consulting firm.

     Mr. Tyson has served as director of the Company since 1994. Since 1990, Mr. Tyson has served as President of Tyson & Associates, an international consulting firm headquartered in Washington, D.C. specializing in providing investment, business development and promotional services to African countries.

     Mr. Smith has served as a director of the Company since July 1995. Mr. Smith holds degrees in metallurgy and in mining and was employed by Gold Fields of South Africa and Gencor before joining the Octha Group as technical mining director. Since 1985, he has held the positions of Senior Manager Marketing and Managing Director of Trans Natal, the Coal Division of Gencor, the Managing Director of Samancor Limited; a Director of Genmin and is currently the Chief Executive & Managing Director of Iscor Ltd.

     Mr. MacDonald has served as a director of the Company since July 1995. Since 1990, Mr. MacDonald has been engaged in the practice of law in Cape Town, South Africa. Mr. MacDonald represents the interests of the Company's joint venture partners involved in the Grasdrif Deposit.

     Mr. Bird has served as director of the Company since October 1996. Mr. Bird has served as Chief Operating Officer and a director of Lion Mining Corporation since October 1995 and September 1996, respectively. Mr. Bird has spent 14 years in South Africa in the management of base metal and coal mines, including five years as Manager of the Selebi Phikwe Nickel Copper Mine.

     Mr. Janzen has served as Managing Director of SA-Group since July 1994. Mr. Janzen is a qualified engineer with a degree in commerce, and a shareholder and general manager of Elite Diamond Cutting Works (Pty) Ltd., a South African based diamond cutting and trading company. He was the general manager of the Octha Group, having established the Johannesburg and Taiwan diamond cutting factories. In this position he was responsible for the operations of five producing diamond mines, an active mine exploration program, two diamond polishing factories, as well as the marketing organization of the group that extended to Belgium, Switzerland and the United States.

     Mr. de Jager has served as Financial Director of SA-Group since July 1994. Mr. de Jager is a qualified chartered accountant with more than ten years experience as financial director and general manager of a number of Johannesburg Stock Exchange listed public companies. In addition he is a director and shareholder of companies involved in the transport, property development, time share development and travel industries.

     Mr. van Wyk has served as Chief Consulting Geologist of SA-Group since July 1994. Mr. van Wyk holds a M.Sc. (Geology) and has lectured in Sedimentology at the University of Pretoria and in Economic Geology at the Rand Afrikaans University. He was the Senior Field Geologist for Rand Mines before operating his own diamond mining and exploration concern with interests in southern Namibia (alluvials), south of Kimberley (kimberlite fissures), and west of Kimberley along the Vaal River (alluvials) at Caerwinning. He is the published author of a number of articles.

     Mr. de la Harpe has served as a director of SA-Group since September 1995. Mr. de la Harpe is a former teacher in the Richtersveld, South Africa. He is also a representative of Nabas Holdings (Pty) Limited, the Company's joint venture partner in the Grasdrif Deposit. Since retiring as a teacher, Mr. De La Harpe has served as member of the African National Congress Land Commission for the Western Cape Region.

ITEM 6.   EXECUTIVE COMPENSATION.

     Cash Compensation of Executive Officers. The following table sets forth the cash compensation paid by the Company to its executive officers for services rendered during the fiscal years ended December 31, 1995, 1994 and 1993.

                                                                                LONG-TERM
                                        ANNUAL COMPENSATION                    COMPENSATION
                               -------------------------------------    ------------------------------------------
                                                                                      COMMON
                                                                                       SHARES
                                                                        RESTRICTED   UNDERLYING
                                                            OTHER         STOCK        OPTIONS
                                                            ANNUAL        AWARDS       GRANTED          ALL OTHER
     NAME AND POSITION       YEAR    SALARY    BONUS     COMPENSATION       ($)       (# SHARES)       COMPENSATION
--------------------------   ----    ------    -----     ------------   ----------   -----------       ------------
Johann de Villiers, CEO(1)    1995   $40,000      -0-         -0-          -0-         1,100,000(2)          -0-
                              1994    17,500      -0-         -0-          -0-               -0-             -0-
                              1993       -0-      -0-         -0-          -0-               -0-             -0-

Mervyn McCulloch, CFO(3)      1995       -0-      -0-         -0-          -0-               -0-             -0-
                              1994       -0-      -0-         -0-          -0-               -0-             -0-
                              1993       -0-      -0-         -0-          -0-               -0-             -0-



-------------------------

(1) From June 1994 through August 1995, Mr. de Villiers was paid a salary of $2,500 per month. Commencing September 1, 1995, Mr. de Villiers has been paid a salary of $5,000 per month.

(2) On July 25, 1995, the Company granted its Chief Executive Officer, Johann de Villiers, a Nonqualified Stock Option which, as amended, allows Mr. de Villiers to purchase up to 1,000,000 shares of Common Stock at $3.00 per share. The option is fully vested and may be exercised at any time, or from time to time, until July 25, 2000. On September 7, 1995, the Company granted to Mr. de Villiers a Nonqualified Stock Option to purchase 100,000 shares of Common Stock at an exercise price of $3.00 per share. The option is fully vested, and immediately exercisable and expires on September 7, 1998.

(3) Commencing July 1, 1996, Mr. McCulloch has been paid a salary of $7,000 per month. On October 2, 1996, the Company granted to Mr. McCulloch, a Nonqualified Stock Option to purchase 250,000 shares of Common Stock at an exercise price of $2.50 per share. The option is fully vested and immediately exercisable and expires on October 2, 2001.


                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                      INDIVIDUAL GRANTS
------------------------------------------------------------------------------------------------------------------
                             NUMBER OF SECURITIES
                                  UNDERLYING          % OF TOTAL OPTIONS/SARS
                             OPTIONS/SARS GRANTED    GRANTED TO EMPLOYEES IN   EXERCISE OR BASE
           NAME                       (#)                 FISCAL YEAR            PRICE ($/SH)      EXPIRATION DATE
------------------------     --------------------   -------------------------  ----------------    ---------------
Johann de Villiers, CEO        1,000,000                   91%                    $3.00                07/25/00

Johann de Villiers, CEO          100,000                    9%                    $3.00                09/07/98


     Compensation of Directors. All non-officer directors receive an attendance fee of $1,000 per meeting of the Board of Directors. All directors receive reimbursement for out-of-pocket expenses in attending Board of Directors meetings. From time to time the Company may engage certain non-officer members of the Board of Directors to perform services on behalf of the Company. The Company will compensate the non-officer members for their services at rates no more favorable than could be obtained from unaffiliated parties.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has engaged Weir International Limited ("Weir") to market and sell the Company's diamond production. The Company shall be responsible for all direct costs relating to the sale of the diamonds, such as insurance, freight, import and export duties, and all applicable taxes and levies. Weir shall be responsible for all sales and marketing expenses. In consideration of its services, the Company shall pay Weir a commission of five percent (5%) of the gross sale amount. Weir is a stockholder of the Company and the Company's Chief Executive Officer, Johann de Villiers, has a beneficial interest in Weir. See Item 4. Securities Ownership of Certain Beneficial Owners and Management. The Company believes that the terms of its agreement with Weir are no less favorable than could be obtained from an unaffiliated party.

     In 1994, the Company granted warrants entitling the holders to purchase 550,000 shares of Common Stock at C$.75. Of those warrants, Weir presently holds warrants to purchase 349,000 shares of Common Stock and the balance of the warrants are held by an unaffiliated party. The warrants are fully vested, immediately exercisable and expire on December 31, 1997. In December 1995, the Company granted to Weir additional warrants entitling the holder to purchase 100,000 shares of Common Stock at $3.00 per share. The warrants are fully vested, immediately exercisable and expire on December 30, 1998.

     In 1995, the Company loaned $25,000 to its Chief Executive Officer, Mr. Johann de Villiers. The loan is unsecured, due on demand and bears no interest. As of December 16, 1996, the loan was still outstanding and the Company had not called for its repayment.

     In April 1995, the Company organized Zaire Diamond Partners, LLC ("Zaire Partners"), a California limited liability company, for the purpose of exploring, and if exploratory activities were positive, investing in and exploiting a diamond mining concession in the Republic of Zaire. The Company owns 50% of the outstanding interests in Zaire Partners, for which it paid $50,000, and Weir owns 25%, which it received as a promotional interest. The remaining 25% interest is held by a group of unaffiliated parties. After preliminary exploration proved negative, Zaire Partners abandoned its interest in the Zaire diamond concession and terminated all activities. Zaire Partners is presently, inactive and the Company does not expect it to undertake any further activity in the future.

     All related party transactions involving the Company will be conducted on terms no less favorable than could be obtained from unaffiliated parties and approved by the majority of the independent and disinterested members of the Company's Board of Directors.

ITEM 8.   DESCRIPTION OF SECURITIES.

     COMMON STOCK

     The Company is authorized to issue 25,000,000 shares of Common Stock, $.001 par value, of which, as of December 13, 1996, 5,600,054 shares were issued and outstanding and held by 127 stockholders of record. As of December 13, 1996, there are no outstanding options, warrants or other securities which upon exercise or conversion entitle their holder to acquire shares of Common Stock, other than (i) as described in "Item 6. Executive Compensation" and "Item 7. Certain Relationships and Related Transactions," and (ii) an additional option to purchase 100,000 shares of Common Stock at $2.50 per share granted to a Company employee.

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Articles of Incorporation, and certain mergers and reorganizations), in which case Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights. All Shares of Common Stock sold in this offering will be, when issued, fully paid and nonassessable.

     PREFERRED STOCK

     The Company is authorized to issue 10,000,000 shares of preferred stock, $.001 par value ("Preferred Stock"), none of which has been issued as of the date of this Registration Statement. The Company's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series or classes, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to that of the Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any series of Preferred Stock.

TRANSFER AGENT

     The Transfer Agent for the Company's Common Stock is American Securities Transfer & Trust, Incorporated, 1825 Lawrence Street, Suite 444, Denver, Colorado 80202.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

          The Company's Common Stock has been listed on the OTC Bulletin Board under the symbol "GDRS" since August 12, 1996. During the period August 12, 1996 to October 22, 1996, the high and low last sale prices were $3.00 and $1.88, respectively. The Company considers its Common Stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the Common Stock.

          As of December 13, 1996, there were approximately 127 record holders of the Company's Common Stock.

          The Company has not paid any cash dividends since its inception and does not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

ITEM 2.   LEGAL PROCEEDINGS.

          There are no pending legal proceedings to which the Company or the property of the Company are subject. In addition, no proceedings are known to be contemplated by a governmental authority against the Company or any officer or director of the Company.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

          Inapplicable.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

          During the last three years the Company sold unregistered shares of its Common Stock in the following transactions:

          A. In July 1995, the Company issued 4,415,000 shares of its Common Stock to 17 persons in connection with the Company's reorganization with Global Diamond-BC. The shares were issued pursuant to Section 4(2) and Regulation S of the Securities Act of 1933 ("Securities Act"). See "Item 1, Part I -Description of Business - Business Development." There were no underwriters involved in the transaction.

          B. In July 1995, the Company sold 335,000 shares of Common Stock for $80,000 to one person. The shares were issued pursuant to Regulation S under the Securities Act. There were no underwriters involved in the transaction.

          C. In September 1995, the Company sold 100,000 shares of Common Stock at $2.50 per share to one person pursuant to Section 4(2) of the Securities Act. There were no underwriters involved in the transaction.

          D. During the period from August through November of 1996, the Company sold 400,000 shares of Common Stock, at $2.50 per share, to institutional investors pursuant to Rule 504 under the Securities Act. There were no underwriters involved in the transaction.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Statutes
---------------

          Section 78.751 of the Nevada General Corporation Law provides for the indemnification of the Company's officers, directors and corporate agents under certain circumstances as follows:

          1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

          2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually paid and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

          3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

          4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                    (a)  By the stockholders;

                    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                    (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                    (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

          5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

          6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

               (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

               (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Articles of Incorporation
-------------------------

     The Company's Articles of Incorporation provide for the limitation of the personal liability of the Company's officers and directors under certain circumstances as follows:

     The personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer shall be eliminated to the fullest extent permissible under Nevada law except for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of distributions in violation of
Section 78.300 of the Nevada Revised Statutes.

     If the Nevada Revised Statutes are hereinafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, so as amended.

     Any repeal or modification of the foregoing provisions of Article IX by the stockholders of the corporation shall not adversely affect any right or protection of a director or officer of the corporation existing prior to the date when such repeal or modification becomes effective.

Bylaws
------

     The Company's Bylaws provide for the permissive indemnification of the Company's officers and directors under certain circumstances as follows:

     Section 1.     ACTIONS OTHER THAN BY THE CORPORATION.  The corporation may
                    -------------------------------------
indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     Section 2.     ACTIONS BY THE CORPORATION.  The corporation may indemnify
                    --------------------------
any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 3.     SUCCESSFUL DEFENSE.  To the extent that a director, officer,
                    ------------------
employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     Section 4.     REQUIRED APPROVAL.  Any indemnification under Sections 1
                    -----------------
and 2, unless ordered by a court or advanced pursuant to Section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                    (a)  By the stockholders;

                    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

                    (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                    (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     Section 5.     ADVANCE OF EXPENSES.  The articles of incorporation, the
                    -------------------
bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     Section 6.     OTHER RIGHTS.  The indemnification and advancement of
                    ------------
expenses authorized in or ordered by a court pursuant to this Article VI:

                    (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 2 or for the advancement of expenses made pursuant to Section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                    (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     Section 7.     INSURANCE.  The corporation may purchase and maintain
                    ---------
insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

     Section 8.     RELIANCE ON PROVISIONS.  Each person who shall act as an
                    ----------------------
authorized representative of the corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

     Section 9.     SEVERABILITY.  If any of the provisions of this Article are
                    ------------
held to be invalid or unenforceable, this Article shall be construed as if it did not contain such invalid or unenforceable provision and the remaining provisions of this Article shall remain in full force and effect.

     Section 10.    RETROACTIVE EFFECT.  To the extent permitted by applicable
                    ------------------
law, the rights and powers granted pursuant to this Article VI shall apply to acts and actions occurring or in progress prior to its adoption by the board of directors.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report..............................................  F-1
Consolidated Balance Sheets at December 31, 1994 and 1995.................  F-2
Consolidated Statements of Operations for the years
 ended December 31, 1994 and 1995.........................................  F-3
Consolidated Statements of Stockholders' Equity (Deficit)
 for the years ended December 31, 1994 and 1995...........................  F-4
Consolidated Statements of Cash Flows for the years ended
 December 31, 1994 and 1995...............................................  F-5
Notes to Consolidated Financial Statements................................  F-6

Unaudited Consolidated Balance Sheet at September 30, 1996................ F-12
Unaudited Consolidated Statements of Operations for the nine-
 month periods ended September 30, 1995 and 1996.......................... F-13
Unaudited Consolidated Statement of Stockholders' Equity
 for the nine-month period ended September 30, 1996....................... F-14
Unaudited Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 1995 and 1996................................ F-15
Notes to Unaudited Consolidated Financial Statements...................... F-16

                         Independent Auditors' Report

The Board of Directors and Stockholders
Global Diamond Resources, Inc.:

We have audited the accompanying consolidated balance sheets of Global Diamond Resources, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Diamond Resources, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



San Diego, California                             KPMG Peat Marwick LLP
June 28, 1996

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets

                           December 31, 1994 and 1995


                                 ASSETS                                          1994         1995
                                                                               --------     --------

Current assets:

  Cash and cash equivalents                                                     $ 309,508      390,439

  Accounts receivable:

    Trade                                                                           1,877        3,041

    Officer (note 3)                                                                   --       25,000

  Prepaid expenses                                                                     --        6,877
                                                                                ---------    ---------

                                                                                  311,385      425,357
Equipment, net (note 4)                                                             8,592        9,828
                                                                                ---------    ---------

                                                                                $ 319,977      435,185
                                                                                =========    =========

                                  LIABILITIES

Current liabilities:

  Accounts payable and accrued liabilities                                      $   9,004       20,517

  Subscription to be refunded                                                          --       83,333
                                                                                ---------    ---------

                                                                                    9,004      103,850
                                                                                ---------    ---------

                        STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock, $0.001 par value, 10,000,000 shares authorized,
  no shares issued                                                                     --           --

Common stock, $0.001 par value, 25,000,000 shares authorized,
  4,415,000 and 5,100,054 shares issued and outstanding, respectively               4,415        5,100

Additional paid-in capital                                                        869,758    1,199,073

Accumulated deficit                                                              (246,488)    (871,460)

Receivable from stock sales                                                      (299,401)          --

Cumulative translation adjustment                                                 (17,311)      (1,378)
                                                                                ---------    ---------

                                                                                  310,973      331,335
                                                                                ---------    ---------

                                                                                $ 319,977      435,185
                                                                                =========    =========

See accompanying notes to consolidated financial statements.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Operations

                For the years ended December 31, 1994 and 1995


                                                          1994        1995
                                                        -------     --------

Revenue - interest income                                $   4,650      15,242
                                                         ---------    --------

Expenses:

  Business development                                     112,893      82,758

  Site investigation, option costs and project              46,883     117,218
    costs written off

  Consulting fees                                           13,377      15,504

  Depreciation                                                  --       4,913

  Foreign exchange transaction (gain) loss                    (871)      2,228

  Interest and bank charges                                    557       1,510

  Legal and accounting                                      24,209     181,165

  Management fees                                           17,500      38,855

  Office and miscellaneous                                   8,240      34,948

  Office rent                                                5,576      20,062

  Printing and graphics                                     10,835      16,384

  Salaries and benefits                                         --      27,881

  Telephone                                                  4,581      16,716

  Travel                                                     7,358      80,072
                                                         ---------    --------
                                                           251,138     640,214

Operating loss                                            (246,488)   (624,972)

 Income taxes (note 5)                                          --          --
                                                         ---------    --------

      Net loss                                           $(246,488)   (624,972)
                                                         =========    ========

Net loss per share                                       $    (.12)       (.13)
                                                         =========    ========

See accompanying notes to consolidated financial statements.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

           Consolidated Statements of Stockholders' Equity (Deficit)

                For the years ended December 31, 1994 and 1995


                                       Preferred stock                  Common Stock            Additional
                                  ------------------------         ---------------------         paid-in
                                                                                                 capital
                                  Shares           Amount          Shares         Amount
                                  ------           -------         ------         ------        -----------
Balance at
  January 1, 1994                  --               $ --                    1      $    1               --
Translation Adjustment             --                 --                   --          --               --
Issuance of common stock:
  June 1994                        --                 --            3,350,000       3,350          658,433
  October 1994                     --                 --            1,065,000       1,065          211,325
Cancellation of share              --                 --                   (1)         (1)              --
Net loss                           --                 --                   --          --               --
                                  ---               ----
Balance at
  December 31, 1994                --                 --            4,415,000       4,415          869,758
Receipt of payment for
  receivable from stock
  sales                            --                 --                   --          --               --
Net effect of issuance of
  common stock to account
  for reverse acquisition
  (note 1)                         --                 --              250,054         250             (250)
Issue of shares for cash:
  July 1995                        --                 --              335,000         335           79,665
  September 1995                   --                 --              100,000         100          249,900
Translation adjustment             --                 --                   --          --               --
Net loss                           --                 --                   --          --               --
                                  ---               ----
Balance at
  December 31, 1995                --               $ --            5,100,054      $5,100        1,199,073
                                  ===               ====            =========      ======        =========

                                                                                              Total
                                                                             Cumu-            stock-
                                                      Receivable             lative          holders'
                                  Accumulated         from stock          translation         equity
                                    deficit             sales             adjustment        (deficit)
                                  -----------         ----------          ------------      ---------
Balance at
  January 1, 1994                        --                  --                 --                  1
Translation Adjustment                   --                  --            (17,311)           (17,311)
Issuance of common stock:
  June 1994                              --            (299,401)                --            362,382
  October 1994                           --                  --                 --            212,390
Cancellation of share                    --                  --                 --                 (1)
Net loss                           (246,488)                 --                 --           (246,488)
                                   --------            --------            -------           --------
Balance at
  December 31, 1994                (246,488)           (299,401)           (17.311)           310,973
Receipt of payment for
  receivable from stock
  sales                                  --             299,401                 --            299,401
Net effect of issuance of
  common stock to account
  for reverse acquisition
  (note 1)                               --                  --                 --                 --
Issue of shares for cash:
  July 1995                              --                  --                 --             80,000
  September 1995                         --                  --                 --            250,000
Translation adjustment                   --                  --             15,933             15,933
Net loss                           (624,972)                 --                 --           (624,972)
                                   --------            --------            -------           --------
Balance at
  December 31, 1995                (871,460)                 --             (1,378)           331,335
                                   ========            ========            =======           ========

See accompanying notes to consolidated financial statements.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                 For the years ended December 31, 1994 and 1995

                                                                                 1994        1995
                                                                               --------     -------
Cash flows from operating activities:

  Net loss                                                                      $(246,488)   (624,972)

  Adjustments to reconcile net loss to net cash used in operating activities:

     Depreciation                                                                      --       4,913

     Increase in receivables                                                       (1,877)    (26,164)

     Increase in prepaid expenses                                                      --      (6,877)

     Increase in accounts payable and accrued liabilities                           9,004      11,513
                                                                                ---------    --------

         Net cash used in operating activities                                   (239,361)   (641,587)
                                                                                ---------    --------

Cash flows provided by financing activities -
  proceeds from issuance of common shares                                         574,771     330,000
                                                                                ---------    --------
Cash flows from investing activities:

    Receipt of payment for receivable from                                             --     299,401
      stock sales

    Subscriptions received                                                             --      83,333

    Purchase of equipment                                                          (8,592)     (6,149)
                                                                                ---------    --------
         Net cash provided by (used in)
           investing activities                                                    (8,592)    376,585
                                                                                ---------    --------

Effects of exchange rates on cash                                                 (17,311)     15,933
                                                                                ---------    --------

Net increase in cash and cash equivalents                                         309,507      80,931

Cash and cash equivalents, beginning of year                                            1     309,508
                                                                                ---------    --------
Cash and cash equivalents, end of year
                                                                                $ 309,508     390,439
                                                                                =========    ========

Supplemental disclosure of noncash financing transactions:

During the year ended December 31, 1994, the Company sold 4,415,000 shares of stock for gross proceeds of $874,173. Of these proceeds, cash, of $574,772 was received and a receivable of $299,401 was carried until repayment of the receivable in cash during 1995.

See accompanying notes to consolidated financial statements.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                          December 31, 1994 and 1995


(1)  NATURE OF OPERATIONS

     Western Capital Financial Corporation ("Western") was incorporated on January 7, 1987 pursuant to the laws of the State of Nevada. Western was inactive from December 31, 1991 until July 1995 when it merged with Global Diamond Resources Inc. ("Global BC"), a diamond exploration and mining company in an exchange of stock accounted for as a reverse acquisition. Under the terms of the merger, each share of Global BC's common stock was exchanged for one share of Western's common stock. The merger constituted a reverse acquisition of Western by Global BC in that Western survived the merger, but is owned approximately 95% by the former stockholders of Global BC. At the date of the merger, Western had no assets. In conjunction with the merger, the combined company changed its name to Global Diamond Resources, Inc. (the "Company").

     The Company's operations have been directed primarily towards raising capital, developing business strategies, developing diamond mining opportunities, carrying out mining surveys, initial drilling and sampling, and recruiting personnel. The Company was incorporated on January 22, 1993 and commenced operations during 1994. Operations prior to January 1, 1994 were not significant.

(2)  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Global Diamond Resources, Inc. and its wholly-owned subsidiary, Global BC, a Canadian corporation and Global BC's wholly-owned subsidiary, Global Diamond Resources (SA) (Pty) Limited ("Global SA"), a South African corporation. Prior to the merger in July 1995, the accompanying consolidated financial statements reflect the accounts of Global BC and Global SA. All amounts are in U.S. dollars unless otherwise indicated.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

     FOREIGN EXCHANGE TRANSLATION

     The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of the subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated
     at the average rate of exchange prevailing during the year.   Translation
     adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity (deficit).

     EQUIPMENT

     Equipment (primarily computers) is recorded at cost with depreciation provided using the straight-line method over the estimated useful lives (3 years) of such assets.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

     MINING OPERATIONS

     Initial exploration and evaluation costs are expensed as incurred. Initial option payments and costs of acquiring options or other mineral or mining rights to properties, when not expected to be significant, are also expensed as incurred.

     The decision to develop or mine a property is based on an assessment of the viability of the property and the availability of financing. Once the decision to proceed with development is made, development and other expenditures relating to such property will be deferred and carried at cost with the intention of depleting such costs over the related reserves from such mining operations.

     STOCK OPTIONS

     The Company accounts for stock options under the intrinsic value based method whereby compensation expense is recognized on the difference between the fair value of the Company stock at the date of grant and the option price.

     INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     SUPPLEMENTAL CASH FLOW INFORMATION

     Interest paid approximates the amounts expensed in all years presented.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that fair values be disclosed for the Company's financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable - trade, accounts receivable
     - officer, accounts payable and accrued liabilities, and subscription to be refunded approximate fair values due to the short-term nature of these instruments.

     NET LOSS PER SHARE

     Net loss per share for each year is computed based on the average number of common and common equivalent shares outstanding. When dilutive, stock options are included as share equivalents using the treasury stock method. The weighted average shares outstanding for the years ended December 31, 1994 and 1995 were 2,036,458 and 4,712,316, respectively. For 1994 and
     1995 the loss per share, assuming full dilution, is considered to be the same as primary since the effect of the common stock equivalents would be antidilutive.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

     USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)  ACCOUNTS RECEIVABLE - OFFICER

     As of December 31, 1995, the Company had a $25,000 account receivable from the Chairman and Chief Executive Officer of the Company. The receivable is unsecured, is due on demand and bears no interest.

(4)  EQUIPMENT

                 DECEMBER 31, 1994                DECEMBER 31, 1995
          ----------------------------      --------------------------

                    ACCUMULATED                     ACCUMULATED
          COST      DEPRECIATION   NET      COST    DEPRECIATION   NET
          ----      ------------   ---      ----    -------------  ---

Equipment  $8,592        --         8,592    14,741   4,913         9,828
           ======       ===         =====    ======   =====         =====

(5)  INCOME TAXES

     The Company has historically generated operating losses which might be available to reduce future years' income. The potential income tax benefits of carrying forward these losses have not been recorded in the accounts since recoverability of such carryforwards and the ability to generate future income is not assured. In addition, changes in ownership structure further limit the Company's ability to utilize such operating losses for tax purposes in the event future income is generated.

(6)  FOREIGN OPERATIONS

     The Company's wholly-owned subsidiary, Global SA, operates in the Republic of South Africa. During the year ended December 31, 1995, Global SA's revenue represented 1% of consolidated revenue, while Global SA's expenses represented 8% of consolidated expenses. At December 31, 1995, Global SA's total assets (primarily cash) represented 6% of consolidated total assets. The Republic of South Africa has experienced and continues to experience political and economic instability. While current indications are such that instability appears to be diminishing, there can be no assurance that the Company's business or interests in mining properties and related options will not be materially adversely affected by local political or economic developments.

(7)  OPTIONS AND WARRANTS

     In July 1995, the Company granted its Chairman and Chief Executive Officer performance based options to purchase up to 1,000,000 shares of common stock at $4.80 per share. In June 1996, the Company

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES adjusted the exercise price to $3 per share and deleted the performance based vesting conditions. The options expire on July 25, 2000 and are exercisable at any time.

     In conjunction with the merger with Global BC in July 1995, the Company issued 550,000 common stock purchase warrants to the majority stockholder of Global BC. The warrants were issued in connection with the securities exchange agreement and plan of reorganization in consideration of the recipient's cancellation of warrants of like number and terms previously granted to it by Global BC. The warrants are exercisable at Canadian $.75 per share and expire on December 31, 1997.

     In September 1995, the Company sold 100,000 common shares at $2.50 per share. The Company granted the Chairman and Chief Executive Officer 100,000 common stock purchase warrants exercisable at $3.00, which expire on September 7, 1998. In December 1995, the Company granted certain shareholders 100,000 common stock purchase warrants at $3.00 per share, exercisable at any time until they expire on December 30, 1998.

(8)  PROPERTIES, PARTNERSHIP AND OTHER INVESTMENTS

     PROPERTIES

     The Company, through its wholly-owned subsidiary, Global SA, owns options to acquire two mining properties (the Caerwinning Deposit and the Montrose
     - Kimberlite Pipe) in South Africa and a 50% partnership interest in a third South African property (the Grasdrif Deposit, see Joint Venture below). The Caerwinning option allows for the transfer of the mineral lease to Global SA with governmental consent and includes the right to mine alluvial deposits for 1,140,000 Rand (U.S. $312,457 at December 31, 1995) and the right to mine the pipes and fissures that may be discovered for 8,000,000 Rand (U.S. $2,192,682 at December 31, 1995). The right to mine pipes or fissures discovered on the property could be granted to a third party if the option is not exercised. The Company must pay the owner ten percent of the recovery value of any minerals prospected and recovered during the option period. The Company exercised the alluvial deposit option for the Caerwinning Deposit in June 1996. The option for the Montrose - Kimberlite Pipe expires on October 10, 1996, however, the Montrose - Kimberlite Pipe contract contains a provision to extend the option for another year. The mineral lease and mining authorization for the Caerwinning Deposit also requires that the government receive approximately five percent of gross proceeds from mining. The mineral lease for the Caerwinning Deposit will continue until the profitable, productive life of the related property is exhausted. It may be terminated by the Company with thirty days notice. The Company is required to meet certain requirements to maintain good standing with the lessor. The contract for the Montrose - Kimberlite Pipe provides that the Company must pay the owner ten percent of the recovery value of any minerals prospected and recorded during the option period. The option on the Montrose - Kimberlite Pipe property also includes the exclusive option to purchase the related land and mineral rights for 2,500,000 Rand (U.S. $685,213 at December 31, 1995). A prospecting permit is required for the Montrose - Kimberlite Pipe from the local government and is renewable annually subject to government approval. The Company presently holds such a permit for the Montrose - Kimberlite Pipe, which expires on June 7, 1997. The Company has expensed all option payments and the cost of acquiring the 50% interest in the third property because of uncertainty regarding recoverability or future benefit.

  JOINT VENTURE

     The Company has entered into a joint venture for purposes of mining the Grasdrif Deposit. Under the agreement, a new corporation will be formed and ownership will be split evenly between the entities. The

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

     Company will contribute 3,000,000 Rand (U.S. $822,256 at December 31, 1995) and the other company will assign the exclusive mining rights of the Grasdrif Deposit to the new corporation. Each party will then be required to contribute equal amounts of capital to the new corporation as required. In the event either party fails to make the required capital contribution, the other party may make the contribution in return for a proportional interest in its percentage ownership of the new corporation. The Company will appoint three directors and the other company will appoint two directors. The parties have also granted each other first right of refusal to purchase each other's interest in the new corporation.

     OTHER INVESTMENTS

     In April 1995, Global BC acquired a 50% interest in Zaire Diamond Partners, LLC ("Zaire Partners") for the purpose of exploring, investing in and exploiting diamond mining concessions in Zaire. In addition, Global BC advanced $25,000 to an independent investigating party for preliminary site investigation costs. These advances were written off by Global BC, before the Acquisition, because of uncertainty regarding recoverability or future benefit. The remainder of Zaire Partners is owned 25% by the majority stockholder of the Company and 25% by a group of unaffiliated parties. Certain members of management of the Company, including the Chief Executive Officer of the Company, have a beneficial interest in the majority stockholder. Zaire Partners has an agreement with the Company's majority stockholder that, in the event significant mining operations commence, the majority stockholder will act as agent for Zaire Partners in their diamond production in return for a 5% commission.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheet
                                  (Unaudited)

                               September 30, 1996

                          ASSETS
Current Assets:
 Cash and cash equivalents                                    $   552,529
 Accounts receivable:
    Trade and other                                                12,498
    Officer (note 3)                                               25,000
 Inventory                                                         67,699
 Prepaid expenses                                                   1,602
                                                              -----------
                                                                  659,328
Fixed Assets (note 4)                                             138,358
                                                              -----------
                                                              $   797,686
                                                              ===========

LIABILITIES

Current Liabilities:
 Accounts payable and accrued liabilities                     $    41,065
                                                              -----------

STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares
authorized, no shares issued or outstanding
Common stock, $0.001 par value, 25,000,000 shares
authorized, 5,420,054 shares issued and
outstanding                                                         5,420
Additional paid-in capital                                      1,959,845
Accumulated deficit                                            (1,199,774)
Cumulative translation adjustment                                  (8,870)
                                                              -----------
                                                                  756,621

                                                              -----------
                                                              $   797,686
                                                              ===========

See accompanying notes to unaudited consolidated financial statements.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Operations
                                  (Unaudited)

          For the nine-month periods ended September 30, 1995 and 1996





                                     NINE-MONTH PERIOD ENDED     NINE-MONTH PERIOD ENDED
                                      SEPTEMBER 30, 1995           SEPTEMBER 30, 1996
                                      ------------------           ------------------
Revenue - interest and in
  1996 includes fee income of
  $35,950                             $      10,997                 42,309
                                      -------------               --------
Expenses
  Business development                      106,576                  6,893
  Site investigation, option
  costs and project costs
  written off                               100,037                 49,713
  Consulting fees                            10,000                 10,038
  Depreciation                                3,429                  3,866
  Interest and bank charges                     974                  1,497
  Legal and accounting                      149,123                 66,088
  Management fees                            33,138                 13,113
  Office and miscellaneous                   19,566                 22,575
  Office rent                                14,719                 10,061
  Printing and graphics                      12,829                  4,551
  Salaries and benefits                       8,250                 88,638
  Telephone                                  10,594                 13,428
  Travel                                     28,972                 78,538
                                      -------------               --------
                                            498,207                368,999

Operating loss                             (487,210)              (326,690)
Income taxes (note 5)                            --                  1,624
                                                                  --------
                                      $    (487,210)              (328,314)
                                      =============               ========
Net (loss) per share
                                             $(0.11)                 (0.06)
                                      =============               ========

See accompanying notes to unaudited consolidated financial statements.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES
                -----------------------------------------------

                Consolidated Statement of Stockholders' Equity
                                  (Unaudited)

               For the nine-month period ended September 30, 1996



                                                                                            TOTAL
                          COMMON     COMMON    ADDITIONAL                   CUMULATIVE     STOCK-
                           STOCK      STOCK     PAID-IN     ACCUMULATED    TRANSLATION    HOLDERS'
                          SHARES     AMOUNT     CAPITAL       DEFICIT       ADJUSTMENT     EQUITY
                         ---------   -------   ----------   ------------   ------------   ---------
Balance at
 December 31,
 1995                    5,100,054    $5,100    1,199,073      (871,460)     (1,378)        331,335


Issue of shares for
  cash:
  August 1996              150,000       150      357,314            --          --         357,464
  September 1996           170,000       170      403,458            --          --         403,628
Translation
  adjustment                    --        --           --            --      (7,492)         (7,492)
Net loss                        --        --           --      (328,314)         --        (328,314)
                         ---------    ------    ---------    ----------      ------        --------
Balance at
  September 30,
  1996                   5,420,054    $5,420    1,959,845    (1,199,774)     (8,870)        756,621
                         =========    ======    =========    ==========      ======        ========

See accompanying notes to unaudited consolidated financial statements.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                  (Unaudited)

          For the nine-month periods ended September 30, 1995 and 1996



                                                          NINE-MONTH PERIOD      NINE-MONTH PERIOD ENDED
                                                       ENDED SEPTEMBER 30,            SEPTEMBER 30,
                                                                1995                      1996
                                                                ----                      -----
Cash flows from operating activities:
  Net loss                                              $(487,210)                  (328,314)
  Adjustments to reconcile net loss to
   net cash used in operating activities:
    Depreciation                                            3,429                      3,866
    (Increase) in receivables                             (25,141)                    (9,457)
    (Increase) in inventory                                    --                    (67,699)
    (Increase) decrease in prepaid expenses               (10,000)                     5,275
     Increase in accounts payable
      and accrued liabilities                             123,126                     20,548
                                                        ---------                   --------
Net cash used in operating activities                    (395,796)                  (375,781)
                                                        ---------                   --------
Cash flows provided by financing activities -
 proceeds from issuance of common shares                  629,401                    761,092
                                                        ---------                   --------
Cash flows from investing activities:
  Subscriptions (repaid)                                       --                    (83,333)
  Mining property and equipment                            (6,149)                  (132,396)
                                                        ---------                   --------
Net cash used in investing activities
                                                           (6,149)                  (215,729)
                                                        ---------                   --------
Effects of exchange rates on cash                          15,376                     (7,492)
                                                        ---------                   --------
Net increase in cash and cash equivalents                 242,832                    162,090
Cash and cash equivalents, beginning of
  period                                                  309,508                    390,439
                                                        ---------                   --------
Cash and cash equivalents, end of period                $ 552,340                    552,529
                                                        =========                   ========

See accompanying notes to unaudited consolidated financial statements.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

             Notes to Unaudited Consolidated Financial Statements
                          September 30, 1995 and 1996

(1)  NATURE OF OPERATIONS

     The Company's operations have been directed primarily towards raising capital, developing business strategies, developing diamond mining opportunities, carrying out mining surveys, initial drilling and sampling, and recruiting personnel. The Company was incorporated on January 22, 1993 and commenced operations during 1994. Operations prior to January 1, 1994 were not significant.

(2)  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Global Diamond Resources, Inc., and its wholly-owned subsidiaries, Global Diamond Resources Inc., a Canadian corporation ("Global BC"), and Global Diamond Resources (SA) (Pty) Limited ("Global SA"), a South African corporation, and Global BC's wholly-owned subsidiary, P.D.J. Mining (Pty) Limited ("PDJ"), a South African corporation. Prior to a reorganization in July 1995, the accompanying consolidated financial statements reflect the accounts of Global BC and PDJ. All amounts are in U.S. dollars unless otherwise indicated.

     The unaudited operating results have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation for the periods. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

     FOREIGN EXCHANGE TRANSLATION

     The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of the subsidiaries are translated at the exchange rate in effect at each period-end. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity.

     INVENTORY

     Inventory consists of diamonds ready for sale and are valued at the lower of cost or estimated net realizable value. Diamonds are ready for sale when they have been separated from the alluvials or broken ore, processed and are in a deliverable form. No value is ascribed to diamonds in the alluvials or in the broken ore.

     EQUIPMENT

     Equipment (primarily computers) is recorded at cost with depreciation provided using the straight-line method over the estimated useful lives (3 years) of such assets.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

     MINING OPERATIONS

     Initial exploration and evaluation costs are expensed as incurred. Initial option payments and costs of acquiring options or other mineral or mining rights to properties, when not expected to be significant, are also expensed as incurred.

     The decision to develop or mine a property is based on an assessment of the viability of the property and the availability of financing. Once the decision to proceed with development is made, development and other expenditures relating to such property will be deferred and carried at cost with the intention of depleting such costs over the related reserves from such mining operations.

     STOCK OPTIONS

     The Company accounts for stock options under the intrinsic value based method whereby compensation expense is recognized on the difference between the fair value of the Company stock at the date of grant and the option price.

     INCOME TAXES

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     SUPPLEMENTAL CASH FLOW INFORMATION

     Interest and income taxes paid approximates the amounts expensed in all years presented.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No 107, "Disclosures About Fair Value of Financial Instruments," requires that fair values be disclosed for the Company's financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable - trade and other, accounts receivable - officer, accounts payable and accrued liabilities approximate fair values due to the short-term nature of these instruments.

     NET LOSS PER SHARE

     Net loss per share for each period is computed based on the average number of common and common equivalent shares outstanding. When dilutive, stock options are included as share equivalents using the treasury stock method. The weighted average shares outstanding for the periods ended September 30, 1995 and 1996 were 4,583,071 and 5,134,498, respectively. For 1995 and
     1996 the loss per share, assuming full dilution, is considered to be the same as primary since the effect of the common stock equivalents would be antidilutive.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

     USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at date of the consolidated financial statements and the reported amounts of revenue and expenses to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)  ACCOUNTS RECEIVABLE - OFFICER

     As of September 30, 1996, the Company had a $25,000 account receivable from the Chairman and Chief Executive Officer of the Company. The receivable is unsecured, is due on demand and bears no interest.

(4)                                FIXED ASSETS

                                   September 30,
                                       1996
                                       ----
Mining Properties
Under Development
 Caerwinning Deposit                 123,985
                                     -------
Equipment, at cost                    22,753
Less accumulated depreciation          8,380
                                     -------
                                      14,373
                                     -------
                                     138,358
                                     =======

     The Caerwinning Deposit costs include the bulk sample carried out in 1996 and option costs incurred since July 1, 1996 less the net realizable value of the diamonds recovered in the bulk sample.

5)   INCOME TAXES

     The Company has historically generated operating losses which might be available to reduce future years' income. The potential income tax benefits of carrying forward these losses have not been recorded in the accounts since recoverability of such carry forwards and the ability to generate future income is not assured. In addition, changes in ownership structure further limit the Company's ability to utilize such operating losses for tax purposes in the event future income is generated.

(6)  FOREIGN OPERATIONS

     The Company's subsidiaries, Global SA and PDJ ("SA Group") operate in the Republic of South Africa. During the nine-month period ended September 30, 1996, SA Group's revenue represented 1% of consolidated revenue, while SA Group's expenses represented 19% of consolidated expenses. At September 30, 1996 SA Group's total assets (primarily cash and mining properties) represented 19% of consolidated total assets. The Republic of South Africa has experienced and continues to experience political and economic instability. While current indications are such that instability appears to be diminishing, there can be no assurance that the Company's business or interests in mining properties and related options will not be materially adversely affected by local political or economic developments.

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

(7)  OPTIONS AND WARRANTS

     In July 1995, the Company granted its Chairman and Chief Executive Officer performance based options to purchase up to 1,000,000 shares of common stock at $4.80 per share. In June 1996, the Company adjusted the exercise price to $3 per share and deleted the performance based vesting conditions. The options expire on July 25, 2000 and are exercisable at any time.

     In conjunction with the merger with Global BC in July 1995, the Company issued 550,000 common stock purchase warrants to certain stockholders of Global BC. The warrants were issued as part of the securities exchange under the securities exchange agreement and plan of reorganization in consideration of the recipient's cancellation of warrants of like number and terms previously granted to it by Global BC. The warrants are exercisable at Canadian $.75 per share and expire on December 31, 1997.

     In September 1995, the Company sold 100,000 common shares at $2.50 per share. The Company granted the Chairman and Chief Executive Officer 100,000 common stock purchase warrants exercisable at $3.00, which expire on September 7, 1998.

     In December 1995, the Company granted certain shareholders 100,000 common stock purchase warrants at $3.00 per share, exercisable at any time until they expire on December 30, 1998. In October 1996, the Company granted 250,000 common stock options to the Chief Financial Officer of the Company and 100,000 common stock options to another employee of the Company. The exercise price of the options is $2.50 per share and the options are exercisable at any time until they expire on October 2, 2001.

(8)  PROPERTIES, PARTNERSHIP AND OTHER INVESTMENTS

     PROPERTIES

     The Company through its subsidiaries, SA Group owns options to acquire two mining properties (the Caerwinning Deposit and the Montrose-Kimberlite
     Pipe) in South Africa and a 50% partnership interest in a third South African property (the Grasdrif Deposit, see Joint Venture below). The Caerwinning option allows for the transfer of the mineral lease to SA Group with governmental consent and includes the right to mine alluvial deposits for 1,140,000 Rand (U.S. $253,000 at September 30, 1996) and the right to mine pipes or fissures that may be discovered for 8,000,000 Rand (U.S. $1,778,000 at September 30, 1996). This amount is payable only, if and when, such pipes or fissures are discovered and if management deems this deposit to be economically exploitable. The right to mine pipes or fissures discovered on the property could be granted to a third party if not exercised. The Company exercised its alluvial deposit option for the Caerwinning Deposit in June 1996 and is awaiting governmental consent for transfer of the mineral lease. Approval is expected by early 1997. (See Caerwinning Option below). The mineral lease and mining authorization for the Caerwinning Deposit also requires that the government receive approximately five percent of gross proceeds from mining. The mineral lease for the Caerwinning Deposit will continue until the profitable, productive life of the related property is exhausted. It may be terminated by the Company with thirty days notice. The Company is required to meet certain requirements to maintain good standing with the lessor. The option for the Montrose-Kimberlite Pipe expires on October 10, 1997. The contract for the Montrose-Kimberlite Piper provides that the Company must pay the owner ten percent of the recovery value of any minerals prospected and recorded during the option period. The option on the Montrose-Kimberlite Pipe property also includes the exclusive option to purchase the related land and mineral rights for 2,500,000 Rand (U.S. $556,000 September 30, 1996). A prospecting permit is required or the Montrose-Kimberlite Pipe from the local government and is renewable annually subject to government approval. The Company presently holds such a permit for the Montrose-Kimberlite Pipe which expires on June 7, 1997. The Company has expensed all option payments, with the exception of the

                GLOBAL DIAMOND RESOURCES, INC. AND SUBSIDIARIES

     Caerwinning Deposit from July 1, 1996 and the cost of acquiring the 50% interest in the third property because of uncertainty regarding recoverability or future benefit.

     JOINT VENTURE

     The Company has entered into a joint venture for purposes of mining the Grasdrif Deposit. Under the agreement, a new corporation was formed and ownership will be split evenly between the entities. The Company will contribute 3,000,000 Rand (U.S. $667,000 at September 30, 1996) and the other company will assign the exclusive mining rights of the Grasdrif Deposit to the new corporation. Each party will then be required to contribute equal amounts of capital to the new corporation as required. In the event either party fails to make the required capital contribution, the other party may make the contribution in return for a proportional interest in its percentage ownership of the new corporation. The Company will appoint three directors and the other company will appoint two directors. The parties have also granted each other first right of refusal to purchase each other's interest in the new corporation.

     CAERWINNING OPTION

     In June 1996, the Company exercised the option for the mineral lease for the alluvial deposits for 1,140,000 Rand (U.S. $253,000 at September 30,
     1996). The mineral lease is issued upon governmental approval which is expected early in 1997. The cost of the option and the related liability will be reported in the balance sheet upon receipt of the governmental approval.

SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GLOBAL DIAMOND RESOURCES, INC.


Date:  December 16, 1996          By: /s/ Johann de Villiers
                                     -------------------------------------------
                                     Johann de Villiers, Chief Executive Officer

PART III

ITEM 1.   INDEX TO EXHIBITS.                                         Page
                                                                     ----
     2.1*   Securities Purchase Agreement and Plan of
            Reorganization dated July 17, 1995 between
            Western Capital Financial Corporation and
            Global Diamond Resources Inc.

     3.1*   Articles of Incorporation of the Company

     3.2*   Bylaws of the Company

     4.1*   Specimen of Common Stock Certificate

    10.1*   Notarial Prospecting Contract dated March 22,
            1995 between Global Diamond Resources (SA)(Pty)
            Limited and Maria Anna Gobey (Montrose Kimberlite
            Pipe).

    10.2*   Deed of Assignment between Lama Minerals CC and
            Global Diamond Resources (SA)(Pty) Limited
            (Caerwinning Deposit).

    10.3*   Shareholder Agreement dated March 25, 1995 between
            Global Diamond Resources (SA)(Pty) Limited and
            Nabas Holdings (Pty) Limited (Grasdrif Deposit).

    21.1    The Company's subsidiaries are Global Diamond
            Resources Inc., a British Columbia corporation,
            Global Diamond Resources (SA) (Pty) Limited, a
            South African corporation, and P.D.J. Mining (Pty)
            Ltd., a South African corporation.

    27.1*   Financial Data Schedule.

                                     III-1


------------------------
* Previously filed as part of registration statement on Form 10-SB (SEC File No. 0-21635) filed with the Securities and Exchange Commission on October 29, 1996.